Exhibit 8.1

(202) 274-2000

September 14, 2005

Board of Directors

Citizens South Banking Corporation

519 South New Hope Road

Gastonia, North Carolina 28054

Re:	Federal Tax Consequences of the Merger of Trinity Bank with and into Citizens South Bank

Ladies and Gentlemen:

You have requested an opinion as to the federal income tax consequences of the following proposed transactions, pursuant to the Agreement and Plan of Merger by and among Citizens South Banking Corporation, a Delaware corporation (“Citizens South”), Citizens South Bank, a Federal savings bank and the wholly owned subsidiary of Citizens South, and Trinity Bank, a North Carolina chartered bank (the Agreement and Plan of Merger shall be referred to as the “Merger Agreement”): Trinity Bank will merge with and into Citizens South Bank with Citizens South Bank as the surviving corporation (the “Merger”); and the separate existence of Trinity Bank will cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of Trinity Bank will be vested in and assumed by Citizens South Bank. As part of the Merger, each share of Trinity Bank common stock (other than dissenting shares and treasury stock) will be converted into the right to receive the Merger Consideration pursuant to the Merger Agreement. This letter does not address the state and local tax consequences of the Merger. The terms used but not defined herein, whether capitalized or not, shall have the same respective meanings as in the Merger Agreement.

For purposes of this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement and such other documents as we have deemed necessary or appropriate in order to enable us to render the opinions below. In our examination, we have assumed the genuineness of all signatures where due execution and delivery are requirements to the effectiveness thereof, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies. In addition, we have assumed that at the effective date of the Merger, the fair market value of the Stock Consideration (as defined in the Merger Agreement) will be at least equal to 45% of the fair market value of the aggregate Merger Consideration. In rendering the opinion set forth below, we have relied, with the consents of Citizens South and Citizens South Bank

Board of Directors

Citizens South Banking Corporation

September 14, 2005

and the consent of Trinity Bank upon certain written representations of each of the parties hereto (which representations we have neither investigated nor verified).

In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, pertinent judicial authorities, interpretative rulings of the Internal Revenue Service and such other authorities as we have considered relevant. We have also assumed that the transactions contemplated by the Merger Agreement will be consummated strictly in accordance with the Merger Agreement.

Based solely upon and subject to the foregoing, it is our opinion that, under presently applicable law, the following will be the material federal income tax consequences of the transaction.

OPINION

Based solely upon the above-referenced representations and information and assuming the transactions occur in accordance with the Merger Agreement and the Merger (and taking into consideration the limitations at the end of this opinion), it is our opinion that under current federal income tax law:

(A)	The Merger, when consummated in accordance with the terms hereof, either will constitute a reorganization within the meaning of Section 368(a) of the Code or will be treated as part of a reorganization within the meaning of Section 368(a) of the Code;

(B)	No gain or loss will be recognized by Citizens South, Citizens South Bank, or Trinity Bank by reason of the Merger;

(C)	The exchange of Trinity Bank Common Stock to the extent exchanged for Citizens South Common Stock will not give rise to recognition of gain or loss for federal income tax purposes to the shareholders of Trinity Bank;

(D)	The basis of the Citizens South Common Stock to be received (including any fractional shares deemed received for tax purposes) by a Trinity Bank shareholder will be the same as the basis of the Trinity Bank Common Stock surrendered pursuant to the Merger in exchange therefore, increased by the amount of gain, if any, recognized on the exchange, and decreased by the amount of any cash received in the Merger; and

(E)

The holding period of the shares of Citizens South Common Stock to be received by a shareholder of Trinity Bank will include the period during which the shareholder held the shares of Trinity Bank Common Stock surrendered in exchange therefore,

Board of Directors

Citizens South Banking Corporation

September 14, 2005

provided the Trinity Bank Common Stock surrendered is held as a capital asset at the Effective Time.

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No assurances are or can be given that the Internal Revenue Service or the courts will agree with the foregoing conclusions, in whole or in part, although it is our opinion that they should. While this opinion represents our considered judgment as to the proper federal income tax treatment to the parties concerned based upon the law as it exists as of the date of this letter, and the facts as they were presented to us, it is not binding on the Internal Revenue Service or the courts. In the event of any change to the applicable law or relevant facts, we would, of necessity, need to reconsider our views.

CONSENT

We hereby consent to the filing of this opinion as an exhibit to Citizen South’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission. We also consent to the references to our firm in the Joint Proxy Statement/Prospectus under the heading “Proposal I —The Proposed Merger —Material United States Federal Income Tax Consequences of the Merger” and “Legal Opinions.”

Sincerely,

/s/ LUSE GORMAN POMERENK & SCHICK
LUSE GORMAN POMERENK & SCHICK,
A Professional Corporation